UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16b n

of the Securities Exchange Act of 1934

Date of Report: April 2026

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Under Interim Judicial Management)

(Exact Name of registrant as specified in its charter)

38 Beach Road #23-11

South Beach Tower

Singapore 189767

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule :

101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Interim Judicial Managers

Singapore – April 10, 2026: Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN) (“Maxeon”) announced that together with its subsidiary, Maxeon Solar Pte. Ltd. (collectively, the “Companies”) on April 9, 2026, Maxeon has been placed under the interim judicial management of interim judicial managers, pursuant to an order made by the General Division of the High Court of the Republic of Singapore (the “Court”), a sealed copy of which was issued on April 9, 2026. Mr. Tan Wei Cheong and Mr. Lim Loo Khoon of Deloitte Singapore SR&T Restructuring Services Pte. Ltd. have been appointed as the Companies’ joint and several interim judicial mangers (the “Interim Judicial Managers”), pending the court’s determination of the Companies’ applications to be placed under judicial management.

The Court also ordered that the affairs, business and property of the Companies shall be managed by the Interim Judicial Managers during the period in which the order for the appointment of the Interim Judicial Managers is in effect.

The Interim Judicial Managers are empowered and authorized to exercise all powers and entitlements of judicial managers conferred by Singapore's Insolvency, Restructuring and Dissolution Act 2018 ("IRDA") (including the First Schedule of the IRDA) and all powers and entitlements of directors of the Companies conferred by the constitution of the Companies, or any other applicable law in force. At the same time, the powers of the directors and officers of the Companies will cease and the Companies will be managed by the Interim Judicial Managers. The Interim Judicial Managers have discretion to delegate management duties to the Companies’ management teams prior to being placed under the interim judicial management.

Without prejudice to the generality of the paragraph above, the Interim Judicial Managers are authorized to:

(a)
take into custody or under their control and collect, get in and receive all assets, properties, things in actions, effects of business, monies, stock in trade, securities, deeds, books, documents and papers of or in the name of the Companies (whether solely or otherwise) and to which the Companies are or appear to be entitled;
(b)
open, operate and close one or more separate bank account(s) and that the signatories to the account(s) be the Interim Judicial Managers and/or such other persons as may be nominated by the Interim Judicial Managers;
(c)
pay all the outstanding salaries of all the employees of the Companies (including the requisite employer’s Central Provident Fund contributions, or its equivalent, and all reimbursements for expenses);
(d)
continue, renegotiate or terminate the employment contracts of the Companies' employees as the Interim Judicial Managers deem fit;
(e)
pay all outstanding taxes, rental and all other operational expenses incurred in the usual course of business in order to maintain the Companies as going concerns;
(f)
be remunerated from the assets of the Companies; and
(g)
pass such resolutions of the Companies as are required to take control of the Companies' assets including but not limited to, the Companies' subsidiaries and associated companies.

Update from Interim Judicial Managers

The Interim Judicial Managers are working closely with the management of the Companies to take immediate steps to stabilize the business and operations of the Companies and their subsidiaries. The Interim Judicial Managers will release further announcements as and when there are material developments in relation to the company.

_____________________________________________________________________________________________

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the MSTL’s registration statements on Form F-3 (File No. 333-268309), Form S-8 (File No. 333-241709), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-283187), and Form S-8 ( File No. 333-290336) each filed with the Securities and Exchange Commission (the “SEC).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Under Interim Judicial Management) (Registrant)

April 10, 2026	By:	/s/ Tan Wei Cheong
Tan Wei Cheong
Joint and Several Interim Judicial Manager